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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G



                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)


                              TenFold Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  88033A 10 3
                        ------------------------------
                                 (CUSIP Number)

                               December 31, 2000
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [_] Rule 13d-1(c)

     [X] Rule 13d-1(d)

  CUSIP NO.  88033A 10 3
             -----------


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Jeffrey L. & Cassandra M. Walker

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4    USA


------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          13,729,800, as of December 31, 2000*
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                          13,729,800, as of December 31, 2000*
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      13,729,800, as of December 31, 2000*
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                           [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      38.4%, based on 35,712,204 shares of Common Stock outstanding as of Septmber 30, 2000
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      IN
------------------------------------------------------------------------------

Item 1

     (a) Name of Issuer

         TenFold Corporation

     (b) Address of Issuer's Principal Executive Offices

         180 West Election Road, Draper, Utah 94020

Item 2

     (a) Name of Person Filing

         Jeffrey L. & Cassandra M. Walker

     (b) Address of Principal Business Office or, if none, Residence

         TenFold Corporation, 150 California Street, San Francisco, CA 94111

     (c) Citizenship

         USA

     (d) Title of Class of Securities

         Common Stock

     (e) CUSIP Number

         88033A 10 3

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

         Not applicable

Item 4. Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

          13,729,800, as of December 31, 2000*

     (b)  Percent of class:

          38.4%, based on 35,712,204 shares of Common Stock outstanding as of September 30, 2000

     (c)  Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote

                13,729,800, as of December 31, 2000*

          (ii)  Shared power to vote or to direct the vote

                0

          (iii) Sole power to dispose or to direct the disposition of

                13,729,800, as of December 31, 2000*

          (iv)  Shared power to dispose or to direct the disposition of

                0

Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

         Not applicable

Item 8.  Identification and Classification of Members of the Group.

         Not applicable

Item 9.  Notice of Dissolution of Group.

         Not applicable

Item 10. Certification.

         Not applicable


* Does not include (i) 3,769,800 shares held by the Walker Children's Trust, an irrevocable trust in which Jeffrey L. Walker, Cassandra M. Walker and Paul M. Ginsburg are co-trustees, (ii) 200,000 shares held by the Goldman Sachs 2000 Exchange Place Fund, L.P., a limited partnership in which Jeffrey L. & Cassandra
M. Walker hold limited partnership interests, (iii) 110,000 shares held by Clayton Dean Walker, an adult child of Jeffrey L. Walker and Cassandra M. Walker, (iv) 110,000 shares held by Cristy Danielle Walker, an adult child of Jeffrey L. Walker and Cassandra M. Walker, or (v) 110,000 shares held by Richard Scott Walker, an adult child of Jeffrey L. Walker and Cassandra M. Walker. Mr. Ginsburg has sole voting and investment power with respect to shares of TenFold held by the Walker Children's Trust.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                          2-5-2001
                                              ----------------------------------
                                                            Date

                                                    /s/ Jeffrey L. Walker
                                              ----------------------------------
                                                          Signature

                                                       Jeffrey L. Walker
                                              ----------------------------------
                                                          Name/Title

                                                   /s/ Cassandra M. Walker
                                              ----------------------------------
                                                          Signature

                                                      Cassandra M. Walker
                                              ----------------------------------
                                                          Name/Title